Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

Entourage Announces Encouraging Results from Doran Uranium Project

Vancouver, British Columbia, Nov. 22, 2005: Entourage Mining Ltd. (the “Company”) (OTCBB: ETGMF) reports that the summer-fall exploration work on the Company’s Doran uranium property, located in Costebelle Township, Quebec, is complete. The Doran property is located 18 km west of Aguanish north of the Gulf of St. Lawrence, Quebec.

History Of Property

Previous work on the Doran property described by Dennis Fairbairn, P.Eng., reported, in a report prepared for Aguanish Uranium Inc. dated November 1977, previous to the establishment of NI 43-101 requirements, that ‘…significant tonnages of ore-grade material have been found; …[O]utcrop rock with grades of from six to ten pounds of U308 can be observed and sampled. Diamond drill core from three short holes assayed, chemically, 6.4, 6.4,and 9.6 lbs per ton.’ The Company has determined that a drill program is necessary to create current, NI 43-101 compliant, geological data for the Claims and would be necessary to confirm the reliability and relevance of original data contained in Mr. Fairbairn’s report.

Erik A. Ostensoe, P. Geo. and a “Qualified Person” as that term is defined in National Policy 43-101, has prepared a summary report on the exploration activities and has reviewed this news release and its preparation.

Here are some excerpts from the summary report of Mr. Ostensoe:

“The Main Zone grid of cleared, measured and flagged lines comprised thirty-one 800 meter long lines, spaced 50 meters apart, (total length 24.8 km) and two end lines, each 1500 meters long, that served as control measures. The North Zone grid included ten lines with length 400-500 meters each (total length 5.15 km). Sufficient GPS observations were recorded to enable accurate plotting of grids. Almost 200 rock and rock chip samples were obtained as part of the recent work. These will, when analyzed, enable a preliminary determination of the merits of the Doran property. The initial results of work in the field indicate high “counts per second” scintillometer readings, indicative of concentrations of radioactive mineralization. The areas of interest have large surface dimensions and, if they can be shown to have vertical persistence, may have important volumes of potentially mineable materials and thus have the potential, with further work, to become high tonnage deposits with economically attractive amounts of uranium.”

Exploration Summary

“The 2005 program of work commenced in mid-August when a crew of line-cutters prepared a grid of cleared, flagged and measured lines over the principal “target” area (“Main Zone”) and a similar although smaller grid on the “North” target area. The latter is about 4 km (2.4 miles) north of the Main Zone. Technical work, comprising geological mapping, geophysical surveys and an extensive program of rock chip and bedrock channel sampling, followed in September.”

The exploration program was conducted by four experienced geologists and a technical school graduate; Geotronics Surveys Ltd. of Surrey British Columbia provided a two person crew that in a one week period completed radiometric and magnetic surveys of both grids. The area of exploration covered approximately 25% of the Doran property and approximately 177 rock chip and trench samples were taken and sent for analysis.

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com

Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

Sample Results

Mr. Ostensoe has been commissioned by the Company to prepare an NI 43-101 compliant technical report on the property, which will be filed in the New Year, and has made the following comments on the sample results:

One hundred and forty-one samples from the Doran property Main Grid area and twenty-three samples from the North Grid area, were analyzed for 36 elements by an accredited laboratory using induced coupled plasma and mass spectrometry methods. Samples were from narrow saw-cut channels across bedrock exposures in areas of elevated radiometric readings.

Uranium determinations range from 1.4 ppm to greater than 2000 ppm (including one sample that assayed 3300 ppm or 3.3 kilograms per metric tonne); the latter samples will be re-analyzed by an alternative laboratory method in order to obtain more precise uranium values. Evaluation of the analytical data is in progress and all analyses will be plotted along with other field data to help determine the course of future work on the Doran property.

Drill Target Identification

A preliminary evaluation of the available data suggests that a large area of low to medium grade uranium mineralization is exposed and that further surface work is required to investigate other parts of the claims. A program of drilling will be planned in order to better test the distribution and vertical persistence of uranium values and to obtain samples of un-weathered material.

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information contact Craig Doctor at 604-278-4656 or visit the Company website at www.entouragemining.com.

On behalf of the Board,
Entourage Mining Ltd.

“Gregory Kennedy”
President

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com